The following principal investment strategy is effective for Select Gold Portfolio:

FMR may invest up to 25% of the fund's assets in a wholly-owned subsidiary of the fund organized under the laws of the Cayman Islands ("the Subsidiary"). The Subsidiary is managed by FMR and has the same investment objective as the fund. FMR intends to invest the Subsidiary's assets directly in gold and other precious metals.